UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC
48465

October 22, 2004

Robert A. Rosenbaum
Dorsey & Whitney LLP
50 South Sixth Street
Suite 1500
Minneapolis, MN 55402-1498

Act: 1934
Section:
Rule: 14A-8
Public Availability: 10/22/2004

Re: Hormel Foods Corporation
Incoming letter dated October 1, 2004

Dear Mr. Rosenbaum:

This is in response to your letter dated October 1, 2004 concerning the shareholder proposal submitted to Hormel by the Adrian Dominican Sisters and the Sisters of the Sorrowful Mother International Finance, Inc. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Margaret Weber
Coordinator of Corporate Responsibility
Adrian Dominican Sisters
1257 East Siena Heights Drive
Adrian, MI 49221-1793

Sister M. Cecile Paulik
Controller
Sisters of the Sorrowful Mother International Finance, Inc.
9056 North Deerbrook Trail
Brown Deer, WI 53223-2454

DORSEY
DORSEY & WHITNEY LLP

ROBERT A. ROSENBAUM
(612) 340-5681
FAX (612) 340-7800
rosenbaum.robert@dorsey.com

October 1, 2004

VIA FACSIMILE AND FEDERAL EXPRESS

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Shareholder Proposal of the Adrian Dominican Sisters, co-sponsored by the Sisters of the Sorrowful Mother

Ladies and Gentlemen:

Hormel Foods Corporation, a Delaware corporation (the "Company"), has received a shareholder proposal dated August 12, 2004 (the "Proposal"), from the Adrian Dominican Sisters, co-sponsored by the Sisters of the Sorrowful Mother pursuant to a letter dated August 18, 2004 (the "Co-Sponsor Letter"), (collectively, the "Proponents") for inclusion in the Company's proxy statement for its 2005 annual meeting of shareholders (the "2005 Annual Meeting"). The Company believes it properly may omit the Proposal from its proxy materials for the 2005 Annual Meeting for the reasons discussed below. The Company respectfully requests confirmation that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if the Company excludes the Proposal from its proxy materials in reliance upon Rule 14a-8(i)(3), Rule 14a-8(i)(6) and/or Rule 14a-8(i)(7) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed on the Company's behalf are six copies of each of (i) the Proposal and the Co-Sponsor Letter (ii) this letter, which sets forth the grounds on which the Company proposes to omit the Proposal from its proxy materials and (iii) a legal opinion of this firm, as suggested by Staff Legal Bulletin No. 14B (September 15, 2004). Also enclosed is an additional copy of this letter, which we request to have file-stamped and returned in the enclosed postage-paid envelope. As required by Rule 14a-8(j), copies of this letter and the supporting legal opinion of this firm are also being sent to the Proponents as notice of the Company's intention to omit the Proposal from the Company's definitive proxy materials.

I. The Proposal

The Proposal requests that the Company's Board of Directors (the "Board") issue a sustainability report by August 2005 examining the environmental impacts of both Company-owned and contract livestock operations. The Proponents' supporting statement requests that the Board's report include information relating to (i) water usage, (ii) significant air emissions, (iii) water sources and other ecosystems affected by runoff and discharges, (iv) indices of fines for non-compliance associated with environmental issues, and (v) the performance of suppliers relative to environmental guidelines and programs currently used by the Company.

II. Grounds for Exclusion

The Company believes that the Proposal properly may be omitted from the Company's proxy materials for the 2005 Annual Meeting because (i) the Proposal is vague and misleading in violation of Rule 14a-9 under the Exchange Act (Rule 14a-8(i)(3)), (ii) the Company lacks the power and authority to implement the Proposal (Rule 14a-8(i)(6)) and (iii) the Proposal relates to the conduct of the ordinary business operations of the Company (Rule 14a-8(i)(7)).

A. The Proposal is vague and misleading in violation of Rule 14a-9 under the Exchange Act.

Rule 14a-8(i)(3) under the Exchange Act permits a company to omit from its proxy materials a shareholder proposal and any statement in support thereof "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-9 under the Exchange Act provides, in pertinent part, that: "No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading...." Staff Legal Bulletin No. 14B (September 15, 2004) states that "reliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where...the company demonstrates objectively that a factual statement is materially false or misleading." Moreover, Staff Legal Bulletin No. 14B also states that "reliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where...the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires...."

The Staff has found that a company could properly omit entire shareholder proposals and supporting statements when such proposals and supporting statements were vague, ambiguous, false or misleading. *See, e.g.*, Wal-Mart Stores, Inc. (April 2, 2001); McDonald's Corporation (March 13, 2001); Comshare, Incorporated (August 23, 2000); Tri-Continental

Corporation (March 14, 2000). The Staff has also on many occasions found that a company could properly omit certain portions of shareholder proposals and supporting statements that contain false and misleading statements or omit material facts necessary to make statements therein not false or misleading. *See e.g.*, Sysco Corporation (September 4, 2002); American Standard Companies, Inc. (March 18, 2002); Emerson Electric Co. (October 27, 2000); National Fuel Gas Company (November 18, 1999); Exxon Baldwin Corporation (February 20, 1998).

1. The Proposal is materially misleading as it implies that the concentrated animal feeding operations ("CAFOs") used by the Company's suppliers are harming the environment. The Proposal's reference to studies and concerns is intended to mislead and frighten shareholders into voting for the Proposal when, in fact, the Proposal contains no evidence supporting its implications that the CAFOs of the Company's suppliers are having a negative impact on the environment. The Proposal makes the broad, unsubstantiated claim that "[l]eakage from CAFO waste lagoons and runoff have contaminated surface water and drinking water, impaired aquatic ecosystems, and reduced fish and shellfish harvests" and then only briefly mentions that laws are currently in place to regulate CAFOs. In fact, the United States Environmental Protection Agency (the "EPA") and the United States Department of Agriculture (the "USDA") have implemented extensive rules relating to CAFOs. *See*, Federal Register, February 12, 2003 (Volume 68, No. 29). The Company has advised us that (i) it is in compliance in all material respects with these rules, and (ii) that it has filed all environmental reports that it is required to file under federal, state and local law relating to air permits, water usage, waste water, hazardous substances, hazardous waste, and process safety management and risk management plans with respect to Company-owned plants and livestock operations. The Proposal is materially misleading in that it implies that (i) the Company is not in compliance with current environmental laws and (ii) that current environmental laws are insufficient to protect the environment.

2. The Proposal is materially misleading in that it does not address the costs its implementation would cause the Company to incur. The Company uses numerous suppliers in the making of its products. The Proposal would require the Company to examine the performance of each supplier relative to the environmental guidelines and programs currently used by the Company. The amount of time and resources this inquiry might take is not insignificant. (For example, the Company has advised us that it currently has contracts in place with more than 500 hog suppliers.) The Proposal requests that the Company conduct its review and issue its report by August 2005 "at reasonable cost." This statement is misleading in that it implies that the Company's examination and report will be able to completed at a reasonable cost. The Proposal is vague because it does not define the term "reasonable," does not specify who shall determine whether or not the cost is reasonable, and does not provide when the determination regarding reasonableness would be made. Moreover, the Proposal is vague because it does not discuss what should occur if the examination and report cannot be completed at "reasonable cost." Is the Company to issue what has been completed up to the point that the examination and report exceed "reasonable cost", or is the Proposal to be abandoned if it cannot be completed at "reasonable cost?"

If the Proposal were to be included in the Company's proxy materials, the omissions with respect to the effect of compliance on the Company's operations and the direct and indirect costs would mislead the Company's shareholders as to material matters.

3. The Proposal is inherently vague because it requests that the Company issue a "sustainability report," but it provides no explanation of what is meant by the term "sustainability report." No definition of the term is provided anywhere in the Proposal. While the Proposal requests that information relating to certain broad environmental matters be included in the "sustainability report," the Proposal provides no specific guidelines outlining in detail what is required in the report. Because the Proposal fails to provide a clear understanding of what is meant by the term "sustainability report," around which the entire Proposal is based, the Proposal is inherently vague.

Moreover, the Proposal is vague because it requests that the Company "issue" a sustainability report, without specifying what the Company must do to "issue" it. Is the Company required to disseminate the report in some fashion, post it on its website, or mail it to shareholders? In the absence of any guidance in the Proposal regarding the issuance of a report, the Company cannot determine with any reasonable certainty what actions or measures the Proposal requires. *See* Marriott International, Inc. (March 14, 2002) (proposal is not vague and indefinite where it specifies a means of dissemination of requested information, *i.e.*, to be "posted on the Company's website or sent via a written communication to shareowners").

Finally, the Proposal is vague in that it is unclear whether information regarding the performance of particular suppliers would need to be included in the report. The resolution in the beginning of the Proposal provides that proprietary information may be omitted from the report, but the last paragraph of the Proposal requests that the report include information relating to the performance of suppliers relative to environmental guidelines and programs currently used by the Company. Given the vagueness of the Proposal regarding what the Company would be required to include in the report, it is very likely that the Company's shareholders would have various expectations regarding what they are voting on when reviewing the Proposal, and the Company would have a difficult time determining what course it should take if the Proposal were to be adopted and the Company determined to implement the Proposal. In the absence of any guidance in the Proposal regarding this point, the Company cannot determine with reasonable certainty what actions or measures the Proposal requires.

As discussed above, the Proposal is materially misleading and vague. The Proposal uses tactics designed to frighten shareholders and omits to state material facts necessary to make the Proposal not misleading. The Proposal is so inherently vague that neither the shareholders voting on the Proposal, nor the Company in implementing the Proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures are required by the Proposal. Because the Proposal would materially mislead the Company's shareholders if it were included in the proxy materials for the 2005 Annual Meeting, the Company has concluded that it may omit the Proposal from its proxy materials for the 2005 Annual Meeting in accordance with Rule 14a-8(i)(3).

B. The Company lacks the power and authority to implement the Proposal.

Rule 14a-8(i)(6) under the Exchange Act permits a company to omit from its proxy materials a shareholder proposal "if the company would lack the power or authority to implement the proposal." The Proposal requests that the report to be issued by the Company include information relating to the performance of the Company's suppliers relative to environmental guidelines and programs currently used by the Company. As noted in the Proposal, the Company currently purchases the vast majority (approximately 79%) of its hogs under long-term supply contracts. As set forth in the attached legal opinion, we are of the opinion that those contracts do not grant any power or authority to the Company to conduct environmental assessments of the suppliers' operations as contemplated by the Proposal. Therefore, the Company believes that it is unlikely that it would be able to obtain the information needed to prepare the report requested under the Proposal with respect to the vast majority of its livestock suppliers. We note that the Company also makes "spot purchases" in the open market of hogs from suppliers with whom the Company has no long-term contractual relationship; it would be even more difficult for the Company to attempt to comply with the Proposal as to those suppliers. While the Company does raise a significant percentage of turkeys for its turkey operations on Company-owned farms, as noted above, the Company has advised us that it is already in compliance with applicable environmental laws and sees no benefit to expending resources on a partial report covering its Company-owned turkey operations.

It is important to note that the Company's long-term supply contracts are carefully drafted in order specifically to limit the control that the Company may have over its suppliers' operations. This practice is in place in order to ensure that the Company is acting in compliance with applicable anti-corporate farming laws. Anti-corporate farming laws in place in Iowa, Minnesota, Missouri, Nebraska, South Dakota and Wisconsin, all of which are applicable to the Company, prohibit the Company from "farming or raising livestock". Because of the difficultly in determining what exactly constitutes "farming or raising livestock" under the statutes, the Company goes to great lengths in its hog supplier contracts to make clear that the Company is not in control of the suppliers' operations and that the Company is not involved in farming or raising livestock. If the Company were to implement the Proposal and it were possible to gather the information from suppliers necessary to report on the suppliers' environmental performance, the Company would be exposed to the risk that the applicable regulators in Iowa, Minnesota, Missouri, Nebraska, South Dakota or Wisconsin would view such involvement with the hog suppliers as participation in farming or raising livestock. If the Company were deemed to be in violation of the anti-corporate farming laws in such states, administrative enforcement actions and investigations against the Company could result, which could require the Company to divest assets or restructure its business operations.

Because the Company lacks the power and authority to implement the Proposal, and because the Company cannot implement the Proposal without risking violation of anti-farming laws in certain states, the Company has concluded that the Proposal may be omitted from the Company's proxy materials for the 2005 Annual Meeting in accordance with Rule 14a-8(i)(6).

C. The Proposal relates to the conduct of the ordinary business operations of the Company.

Under Rule 14a-8(i)(7) under the Exchange Act, a shareholder proposal may be omitted from a company's proxy statement if such proposal "deals with matters relating to the company's ordinary business operations." In Exchange Act Release No. 34-40018 (May 21, 1998), the Commission noted that the policy underlying the ordinary business exclusion rests on two central policy considerations. The first is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. In Exchange Act Release No. 34-20091 (August 16, 1983), the Staff also established that, where the subject matter of a proposed report involves a matter of ordinary business, the proposal is also considered to related to the ordinary business operations of the company.

In addition, we acknowledge that, in Exchange Act Release No. 34-40018 (May 21, 1998), the Staff noted that shareholder proposals relating to ordinary business operations that focus on sufficiently significant social policy issues generally would not be considered to be excludable, because the proposals would transcend day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote. The Company believes, however, that such exception to Rule 14a-8(i)(7) is unwarranted with respect to the Proposal.

1. The Proposal relates to management's ability to run the Company on a day-to-day basis. The Proposal requests the Board to prepare what could be an extremely detailed and technical report regarding the environmental impacts of the Company's ongoing, day-to-day Company-owned and contract livestock operations, including CAFOs. As mentioned above, the Company's activities in this regard are already subject to federal, state and local regulations. Compliance with those laws and regulations is a part of the day-to-day business of the Company as it endeavors to produce safe, healthy products. The Company has an experienced staff of environmental engineers devoted to compliance with environmental regulations. The Company is already required under federal, state and local law to file environmental reports with various governmental agencies relating to air permits, water usage, waste water, hazardous substances, hazardous waste, and process safety management and risk management plans.

In numerous instances, the Staff has concluded that proposals related to compliance with government statutes and regulations involve ordinary business and therefore are excludable pursuant to Rule 14a-8(i)(7). In Willamette Industries, Inc. (March 20, 2001), for example, the Staff concurred that a proposal requiring an annual report detailing the company's environmental compliance program, those responsible for enforcing compliance at the company and facts regarding the financial impact of compliance could be omitted from its proxy materials in accordance with Rule 14a-8(i)(7) because the subject of the report (i.e., evaluation of risk) related to its ordinary business. In addition, the Staff concurred with Duke Power Company's conclusion that it could exclude a similar shareholder proposal because compliance with government regulations was considered part of the company's ordinary business operations. Duke Power Company (February 1, 1988). *See also,* Allstate Corporation (February 16, 1999).

Moreover, the ability to make decisions as to the Company's livestock operations, including CAFOs, requires business judgment and is fundamental to management's ability to control the day-to-day operations of the Company, and therefore is not an appropriate subject for a shareholder proposal. Decisions concerning the livestock operations are outside the knowledge and expertise of shareholders as a group. Previously, companies have regularly received the Staff's assurance that no action would be taken if proposals similar to the Proposal were omitted from proxy materials. For example, the Staff found that proposals dealing with food irradiation could be excluded because they dealt with "the choice of products and supplies used in the preparation of its products." Borden, Inc. (November 30, 1989); *See also*, The Kroger Co. (March 23, 1992). The Staff also allowed McDonalds Corp. to exclude a proposal that McDonald's use only vegetable oil when preparing its products due to health concerns. The Staff stated that the selection of "food preparation methods" was a matter relating to ordinary business operations. McDonald's Corp. (March 24, 1992). Again, the Staff relied on Rule 14a-8(i)(7) when it allowed H.J. Heinz to exclude a proposal that the company stop using food coloring despite the assertion in a report by the American Academy of Pediatrics that the food coloring was suspected of causing a large number of serious adverse reactions in children. H.J. Heinz (June 2, 1999).

Food irradiation, the choice of cooking oil and food coloring have all been found by the Staff to be within the ordinary business operations of a company. In making those determinations, the Staff implicitly recognized that the regulation of food and food preparation is a function assigned to the FDA and that those companies merely provide access to products approved by the FDA to a broad spectrum of the American population. This situation is no different. The discretionary authority to use livestock operation management techniques that comply with EPA and USDA regulations should reside with the Company's management rather than its shareholders.

2. The Proposal seeks to "micro-manage" the Company by probing too deeply into matters of a complex nature. The testing and evaluation of the land, water sources, water usage and air emissions at all of the Company's owned and contract livestock operation sites would be complex, time-consuming and expensive. The relevant environmental regulations are

lengthy and detailed, and their actual application to a company's operations can be subject to varying interpretations. The average shareholder, who presumably lacks training in livestock operations and the related environmental concerns, would have difficulty evaluating the scientific data associated with the analysis of compliance with environmental regulations. The Company's management, however, is better equipped than its shareholders, who meet only once each year, to deal with these complex matters. Moreover, the Proposal imposes a specific time frame on the Company for examining all Company-owned and contract livestock operations, including CAFOs, and issuing a report, requiring that the report be issued by August 2005. The Proposal mandates how the Company should operate its business in that it gives the Company less than a year following the 2005 Annual Meeting to conduct complex research, testing and studies and to evaluate risks in connection with its fundamental business operations.

3. The Proposal does not raise significant social policy concerns tied directly to the Company's operations under the "ordinary business" analysis. Merely because a shareholder proposal deals with a subject that may touch on a social policy issue does not mean that it may not be excluded if it encroaches on a company's ordinary business operations. While environmental concerns are obviously significant social policy issues, the Proponents have provided no evidence that the Company's day-to-day practices relate at all to environmental risks. The Proposal merely requests that the Board's report examine the environmental impacts of its livestock operations. The Company has advised us that its livestock operations currently comply in all material respects with all relevant environmental regulations. Therefore, a report to shareholders confirming the same would be of little value to any shareholder.

The Proposal clearly deals with issues and considerations that involve the Company's ordinary business operations. Consequently, the matters addressed by the Proposal are not matters that should be subject to direct shareholder control. Therefore, the Company has concluded that it may omit the Proposal from its proxy materials for the 2005 Annual Meeting in accordance with Rule 14a-8(i)(7).

* * * * * *

Based on the foregoing, the Company believes that it may omit the Proposal from its proxy materials for its 2005 Annual Meeting, and the Company respectfully requests that the Staff not recommend any enforcement action if the Proposal is omitted from such proxy materials. If the Staff has any questions or comments regarding this filing, please contact the undersigned, at (612) 340-5681, Amy L. Schneider of this firm, at (612) 340-2971, or James W. Cavanaugh, Associate General Counsel of the Company, at (507) 437-5220.

Thank you for your consideration.

Sincerely,

Robert A. Rosenbaum

Enclosures

cc: Adrian Dominican Sisters
Sisters of the Sorrowful Mother
James W. Cavanaugh, Esq.
Amy L. Schneider, Esq.

October 1, 2004

Hormel Foods Corporation
1 Hormel Place
Austin, MN 55912-3680

Re: Shareholder Proposal of the Adrian Dominican Sisters, co-sponsored by the Sisters of the Sorrowful Mother

Ladies and Gentlemen:

We have acted as special counsel to Hormel Foods Corporation (the "Company") and render this opinion to the Company in connection with the shareholder proposal identified above requesting the Board of Directors of the Company to issue a report examining the environmental impacts of both Company owned and contract livestock operations (the "Proposal"). A copy of the Proposal is attached as Exhibit 1. We understand that this opinion will be submitted to the Securities and Exchange Commission ("SEC") as part of the Company's request for confirmation from the staff of the SEC that the Proposal may be omitted from the Company's proxy materials for its 2005 Annual Meeting of Shareholders.

In this capacity, we have reviewed the various contract forms which have been provided to us by the Company and which the Company or one of its subsidiaries employs when it enters into contracts with hog and turkey producers or growers who agree to produce hogs or turkeys for sale to the Company or one of its subsidiaries. The contract forms are referred to collectively herein as the "Contract Forms". We have also conducted such further legal and factual investigations as we have deemed necessary or appropriate for purposes of rendering these opinion.

In rendering the opinion expressed below, we have assumed that (a) all of the contracts or agreements under which the Company or the applicable subsidiary procures turkeys or hogs from producers or growers (the "Contracts") are in substantially the form of one of the Contract Forms, and none has been the subject of amendments, supplements or modifications in any respect relevant to the subject matter of this opinion, (b) all of the Contracts are properly authorized and executed and delivered by the parties, and (c) there has been no pattern of practice or course of dealing between the parties to the Contracts which might be considered to have modified the express terms of any of the Contracts or imposed contractual or other responsibility on the Company or its subsidiary for the actions of the other party or parties to any of the Contracts. We note that each of the Form Contracts states that it is governed by the internal laws of the State of Minnesota, and we have assumed that such laws do, in fact, govern the interpretation and enforcement of each of the Contracts.

Based on the foregoing, we are of the opinion that the Contracts do not grant the Company or its applicable subsidiary, as a party to any Contract, the power or authority to examine or report on the environmental impacts of the production facilities or operations of the producer or grower who is the other party to the Contract, in the manner contemplated by the Proposal.

This opinion is specifically limited to the laws of the State of Minnesota and, to the extent applicable, the laws of the United States of America. We note that members of our firm are licensed to practice law in the State of Minnesota.

We bring to your attention the fact that our legal opinions and conclusions are an expression of professional judgment and are not a guarantee of result.

This opinion is solely for the benefit of the Company in connection with the matter covered by the first paragraph of this letter, may not be relied upon by the addressee hereof for any other purpose, and may not be relied upon or used by another person without our prior written approval except that the Company may submit a copy of this opinion to the SEC in the manner contemplated by the first paragraph of this letter.

Very truly yours,

Dorsey & Whitney LLP

Dorsey & Whitney LLP

DPS/tes

DORSEY

Exhibit 1

[Shareholder Proposal]

ADRIAN DOMINICAN SISTERS
1257 East Siena Heights Drive
Adrian, Michigan 49221-1793

517-266-3400
517-266-3524 fax
www.adriansisters.org

Portfolio Advisory Board

August 12, 2004

Joel W. Johnson, Chair and CEO
Hormel Foods Corporation
1 Hormel Place
Austin, MN 55912-3680

Dear Mr. Johnson:

As long-term shareholders and out of concern for the effects of Concentrated Animal Feeding Operations and interest in how those effects may impact Hormel, the Adrian Dominican Sisters, beneficial owners of Hormel stock, submit the enclosed resolution. This resolution asks the Board *to issue a sustainability report and report to shareholders by August 2005*, and is submitted for inclusion in the 2005 proxy statement under Rule 14 a-8 of the general rules and regulations of the Securities Exchange Act of 1934, for consideration by Hormel shareholders. We would appreciate indication in the proxy statement that the Adrian Dominican Sisters are a sponsor of this resolution. A representative of the filers will attend the stockholders meeting to move the resolution as required by the SEC Rules.

We enclose verification of ownership. We have held over $2,000 worth of stock for over a year and will continue to hold shares in the company through the stockholders meeting.

We welcome substantive dialogue with the corporation regarding a sustainability report.

Sincerely yours,

Margaret Weber

Margaret Weber
Coordinator of Corporate Responsibility
Adrian Dominican Sisters
517-266-3521
mweber@adriandominicans.org

ENVIRONMENTAL PERFORMANCE
Hormel

RESOLVED: Shareholders request the Board to issue a sustainability report by August 2005, at reasonable cost and omitting proprietary information, examining the environmental impacts of both company-owned and contract livestock operations.

SUPPORTING STATEMENT

Hormel's Environmental Policy Statement indicates (company website) that the company will:

- *strive to prevent the release of substances that cause environmental harm to the air, water or land.*
- *minimize waste through source reduction and recycling.*
- *handle and dispose of wastes through safe, environmentally responsible methods.*
- *conduct regular environmental assessments at our facilities and make recommendations for improvements.*
- *encourage our business partners to strive for the same high levels of environmental performance.*
- *review the impact on the environment during corporate planning and decision making.*

However, our company does not issue a public environmental report. We observe that environmental performance is of increasing interest to investors. The environmental impacts of concentrated animal feeding operations (CAFOs) on air and water are of particular concern.

Leakage from CAFO waste lagoons and runoff have contaminated surface water and drinking water, impaired aquatic ecosystems, and reduced fish and shellfish harvests. U.S. EPA has adopted regulations to reduce runoff of animal wastes from CAFOs into waterways and several states have either restricted or banned new CAFOs. A study by Iowa State University concluded that "CAFO air emissions may constitute a public health hazard and that precautions should be taken to minimize" chemical and odor exposures from CAFOs. Numerous lawsuits have been filed by regulatory agencies and private plaintiffs, including class action claims, against odors, emissions and wastewater discharges from CAFOs in several states.

Hormel relies on contract suppliers for its beef poultry and, especially, pork because the "hog production industry has been rapidly moving to very large, vertically integrated, year-round confinement operations operating under long-term supply agreements." The company reported in January 2004 10-K that it purchased 79% of its pork under long-term supply contracts. It is not clear how Hormel ensures that its contract growers meet the EPA's standards for CAFOs, or what effect violations by contract suppliers or litigation against them would have on the company.

In a recent ruling that may have national implications, a U.S. District Court ruled that Tyson Foods shared responsibility for pollution stemming from farms owned by contract farmers in Kentucky. This ruling could potentially subject other CAFOs – such as those for pigs – to similar lawsuits.

We believe that reporting on the environmental impacts of animal production operations carried out on contract farms will provide investors with a better understanding of Hormel's possible environmental liabilities and allow them to better assess Hormel's business model.

We request that the report include information relating to water usage, significant air emissions, water sources and other ecosystems affected by runoff and discharges, indices of fines for non-compliance associated with environmental issues and the performance of suppliers relative to environmental guidelines and programs currently used by the company.

482 words excluding title 8.12.04

Sisters of the Sorrowful Mother International Finance, Inc.

RECEIVED

AUG 18 2004

August 16, 2004

Joel W. Johnson, Chair and CEO
Hormel Foods Corporation
1 Hormel Place
Austin, MN 55912-3680

Dear Mr. Johnson;

The Sisters of the Sorrowful Mother, members of the Interfaith Center on Corporate Responsibility and shareholders of Hormel Foods Corporation, are very concerned about the effects of Concentrated Animal Feeding Operations and how these effects may impact the image and the financial status of Hormel.

We are authorized to notify you of our intention to cosponsor a resolution submitted by the Adrian Dominican Sisters for action by the stockholders at the next annual meeting. The resolution asks the Board to issue a sustainability report and report to shareholders by August 2005. We hereby request its inclusion in the proxy statement in accordance with Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. A representative of the filers will be present at the annual stockholders meeting to move the resolution.

The Sisters of the Sorrowful Mother own 8,000 shares of Hormel Foods Corporation common stock for over a year. We will hold sufficient stock to cover requirements until after the annual shareholders meeting. Verification of ownership is enclosed.

Very truly yours,

Sister M. Cecile Paulik

Sister M. Cecile Paulik
Controller

Copy: Margaret Weber, Adrian Dominican Sisters
Leslie H. Lowe, Interfaith Center on Corporate Responsibility

9056 North Deerbrook Trail • Brown Deer, Wisconsin 53223-2454 • Voice 414-357-8940 • Fax 414-357-8950

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

October 22, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Hormel Foods Corporation
Incoming letter dated October 1, 2004

The proposal requests that the board issue a sustainability report by August 2005 examining the environmental impacts of company-owned and contract livestock operations.

We are unable to concur in your view that Hormel may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Hormel may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Hormel may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Hormel may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that Hormel may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Hormel may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Robyn Manos
Special Counsel